UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
Rule 13e-3 Transaction Statement under Section 13(e)
of the Securities Exchange Act of 1934
(Amendment No. 5)

Via Renewables, Inc.
(Name of the Issuer)

Via Renewables, Inc.
William Keith Maxwell, III
Retailco, LLC
TxEx Energy Investments, LLC
Electric HoldCo, LLC
NuDevco Retail Holdings, LLC
NuDevco Retail, LLC
(Name of Persons Filing Statement)

Class A common stock, par value $0.01 per share
(Title of Class of Securities)

92556D304
(CUSIP Number of Class of Securities)

Mike Barajas Chief Financial Officer 12140 Wickchester Lane, Suite 100 Houston Texas 77079 (713) 600-2600	Retailco, LLC c/o William Keith Maxwell, III 12140 Wickchester Lane, Suite 100 Houston Texas 77079 (713) 600-2600
With copies to:
Clint H. Smith Thomas D. Kimball Jones Walker LLP 201 St. Charles Avenue, Suite 5100 New Orleans, Louisiana 70170 (504) 582-8429	Darrell Taylor Cokinos Young 1221 Lamar, 16th Floor Houston, Texas 77010 (713) 535-5556

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

a.	☒
The filing of solicitation materials or an information statement subject to Regulation 14A (§§ 240.14a-1 through 240.14b-2), Regulation 14C (§§ 240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§ 240.13e-3(c)) under the Securities Exchange Act of 1934 (“the Act”).

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE TRANSACTION CONTEMPLATED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF SUCH TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS DOCUMENT.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Introduction

This Amendment No. 5 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (as originally filed on February 12, 2024), together with the exhibits hereto (this “Final Amendment”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), jointly by the following persons (each a “Filing Person,” and collectively the “Filings Persons”): (i) Via Renewables, Inc. (the “Company”), a Delaware corporation and the issuer of the shares of Class A common stock, par value $0.01 per share (the “Class A Common Stock”), that are subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (ii) Retailco, LLC, a Texas limited liability company (“Parent”); (iii) William Keith Maxwell, III, an individual resident of the State of Texas and the sole owner of Parent and the indirect owner of NuRetailco LLC, a Delaware limited liability company and wholly-owned subsidiary of Parent (“Merger Sub”) (“Mr. Maxwell”); (iv) TxEx Energy Investments, LLC, a Texas limited liability company, of which Mr. Maxwell is the direct sole owner (“TxEx”); (v) Electric HoldCo, LLC, a Texas limited liability company, of which Mr. Maxwell is the indirect sole owner (“Electric Holdco”); (vi) NuDevco Retail Holdings, LLC, a Texas limited liability company, of which Mr. Maxwell is the indirect sole owner (“NuDevco Retail Holdings”); and (vii) NuDevco Retail, LLC, a Texas limited liability company, of which Mr. Maxwell is the indirect sole owner (“NuDevco Retail” and, together with Mr. Maxwell, TxEx, Electric Holdco and NuDevco Retail Holdings, the “Maxwell Filing Persons”).

This Final Amendment relates to an Agreement and Plan of Merger (the “Merger Agreement”), which provides for, among other things, the merger of Merger Sub with and into the Company (the “Merger”), with the Company surviving the Merger as the surviving corporation and becoming a subsidiary of Parent (the “Surviving Corporation”), and the other transactions contemplated thereby (the “Transactions”). Pursuant to the Merger Agreement, on June 13, 2024 (the “Closing Date”), the Merger was completed, and the Company, as the Surviving Corporation, continues its operations under the name “Via Renewables, Inc.” The Merger did not have any impact on the registration of the Company’s 8.75% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”) under the Exchange Act or the continued listing of the Series A Preferred Stock on the Nasdaq Global Select Market (“NASDAQ”). Following consummation of the Merger, (i) the registration of the shares of Class A Common Stock and the Company’s reporting obligations with respect to the shares of the Class A Common Stock under the Exchange Act will be terminated, (ii) the shares of Class A Common Stock will no longer be listed on any stock exchange or quotation system, including NASDAQ, and (iii) Mr. Maxwell and his affiliates will be the registered or beneficial owners of all of the shares of Class A Common Stock and all issued and outstanding shares of the Company’s Class B common stock, par value $0.01 per share. Merger Sub ceased to exist as an independent entity and, therefore, is no longer a Filing Person.

This Final Amendment is being filed pursuant to Rule 13(e)-3(d)(3) to report the results of the Merger. Except as otherwise set forth herein, the information set forth in the Company’s previously filed Schedule 13E-3 remains unchanged and is incorporated by reference into this Final Amendment.

On March 28, 2024, the Company filed with the SEC a definitive proxy statement under Regulation 14A of the Exchange Act, which proxy statement was supplemented and amended by that certain proxy supplement, filed by the Company with the SEC as additional definitive proxy soliciting material on Schedule 14A on April 30, 2024, as further supplemented and amended by that certain proxy supplement, filed by the Company with the SEC as additional definitive proxy soliciting material on Schedule 14A on May 2, 2024, as further supplemented and amended by that certain proxy supplement, filed by the Company with the SEC as additional definitive proxy soliciting material on Schedule 14A on May 13, 2024 (nothing contained in the proxy supplement filed with the SEC by the Company on May 13, 2024 shall be deemed an admission of the legal necessity, materiality or usefulness of any of the disclosures set forth therein), as further supplemented and amended by that certain proxy supplement, filed by the Company with the SEC as additional definitive proxy soliciting material on Schedule 14A on May 14, 2024, and as further supplemented by that certain proxy supplement, filed by the Company with the SEC as additional definitive proxy soliciting material on Schedule 14A on May 23, 2024 (the “Proxy Statement”), relating to a special meeting of the shareholders of the Company at which the shareholders of the Company considered and voted upon a proposal to adopt the Merger Agreement. Capitalized terms used but not defined in this Final Amendment shall have the meanings given to them in the Proxy Statement.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all appendices thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Final Amendment are qualified in their entirety by the information contained in the Proxy Statement and the appendices thereto. Capitalized terms used but not defined in this Final Amendment shall have the meanings given to them in the Proxy Statement.

All information contained in this Schedule 13E-3 concerning each Filing Person has been supplied by such Filing Person.

Item 15.	Additional Information.

Item 15(c) is amended and supplemented as follows:

On the Closing Date, the Company consummated the previously announced merger contemplated by the Merger Agreement, by and among the Company, Parent and Merger Sub, pursuant to which Merger Sub was merged with and into the Company as a result of the Merger, with the Company continuing as the Surviving Corporation in the Merger, following which Mr. Maxwell and the Maxwell Filing Persons became the registered or beneficial owners of all of the issued and outstanding shares of the Surviving Corporation’s Class A Common Stock and Class B common stock, par value $0.01 per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”).

On the Closing Date, the Company filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which the Merger became effective. As a result of the Merger, the Company became wholly owned by Parent and Mr. Maxwell.

The Merger became effective at 4:15 p.m. Eastern Time on June 13, 2024 (the “Effective Time”). Under the terms of the Merger Agreement, at the Effective Time:

•
each outstanding share of Class A Common Stock was canceled and converted into the right to receive $11.00 in cash per share, without interest (the “Merger Consideration”) other than: (i) the Excluded Shares, and (ii) shares of Class A Common Stock held by any holder of record of Class A Common Stock who did not vote in favor of the Merger and demanded appraisal of such shares of Class A Common Stock pursuant to, and complied in all respects with, Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”) (the “Dissenting Shares”);

•
all Excluded Shares (other than the shares of Class A Common Stock held or beneficially owned by Mr. Maxwell and any person or entity controlled by Mr. Maxwell, including Parent, Merger Sub and NuDevco Retail (the “Maxwell Shares”)) were canceled without payment of any consideration thereof;

•
each Dissenting Share was canceled and converted into the right to receive payment of such amounts that are payable in accordance with Section 262 of the DGCL and have no right to receive the Merger Consideration, unless and until such shareholder loses, waives or withdraws its rights as a dissenting shareholder;

•	each Maxwell Share issued and outstanding immediately prior to the Effective Time was unchanged and remains issued and outstanding as Class A Common Stock of the Surviving Corporation;

•	each share of Class B Common Stock issued and outstanding immediately prior to the Effective Time was unchanged and remains issued and outstanding as Class B Common Stock of the Surviving Corporation;

•
all of the (i) the outstanding restricted stock units of the Company (the “Company RSUs”), other than the restricted stock units of the Company held by Mr. Maxwell (the “Maxwell RSUs”), all of which were held by current and former employees and directors of the Company, including its executive officers, were, by virtue of the Merger and without any action by Parent, Merger Sub, the Company or the holders of such Company RSUs, canceled, extinguished and converted into the right to receive an amount in cash, without interest, equal to the product of (a) the Merger Consideration multiplied by (b) the total number of shares of Common Stock underlying the Company RSUs, and (ii) Maxwell RSUs were, by virtue of the Merger and without any action by Parent, Merger Sub, the Company or the holder of such Maxwell RSUs, canceled and extinguished, and no consideration was delivered or will be deliverable therefor;

•
each share of the Company’s Series A Preferred Stock issued and outstanding immediately prior to the Effective Time was unchanged and remains issued and outstanding as preferred stock of the Surviving Corporation and will continue to be registered under the Exchange Act and will continue to be listed on the NASDAQ; and

•
each share of capital stock of Merger Sub was converted into and represent one fully-paid and nonassessable share of Class A Common Stock, such that, following the Effective Time, Parent is the holder of all of the issued and outstanding shares of Class A Common Stock (other than the Maxwell Shares).

On the Closing Date, the Company notified the NASDAQ of the consummation of the Merger and requested that (i) trading of Class A Common Stock be suspended at the closing of trading on June 13, 2024 and (ii) the NASDAQ file with the SEC a notification of removal from listing on Form 25 in order to delist the Class A Common Stock from the NASDAQ and deregister the Class A Common Stock under Section 12(b) of the Exchange Act. Following the effectiveness of the Form 25, the Surviving Corporation intends to file with the SEC a Form 15 with respect to the Class A Common Stock, requesting that the Class A Common Stock be deregistered under the Exchange Act, and that the reporting obligations of the Company with respect to the Class A Common Stock under Sections 13 and 15(d) of the Exchange Act be suspended.

On June 7, 2024, the Company issued a press release announcing the approval of the Merger by the Company’s shareholders at the Special Meeting of Shareholders held on June 7, 2024, a copy of which is attached as Exhibit (a)(12) hereto.

On the Closing Date, the Company issued a press release announcing the consummation of the Merger, a copy of which is attached as Exhibit (a)(13) hereto.

Item 16.	Exhibits.

Exhibit No.	Exhibit
(a)(1)
Definitive Proxy Statement of Via Renewables, Inc. (included in the Schedule 14A filed with the Securities and Exchange Commission on March 28, 2024 and incorporated herein by reference (the “Definitive Proxy Statement”).

(a)(2)	Form of Proxy Card (included in the Definitive Proxy Statement and incorporated herein by reference).
(a)(3)	Letter to Company Shareholders (included in the Definitive Proxy Statement and incorporated herein by reference).
(a)(4)	Notice of Special Meeting of Shareholders (included in the Definitive Proxy Statement and incorporated herein by reference).
(a)(5)	Non-Voting Information Sheet for holders of Series A Preferred Stock (filed with the SEC on Schedule 14A as Definitive Additional Materials on March 28, 2024 and incorporated herein by reference).
(a)(6)	Press Release dated January 2, 2024 (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on January 2, 2024).
(a)(7)
Form of Letter and Text Message to the Company’s Shareholders, dated April 30, 2024 (filed with the SEC on Schedule 14A as Definitive Additional Materials on April 30, 2024 and incorporated herein by reference).

(a)(8)	Form of E-Mail to the Company’s Shareholders, dated May 2, 2024 (filed with the SEC on Schedule 14A as Definitive Additional Materials on May 2, 2024 and incorporated herein by reference).
(a)(9)
Proxy Supplement, dated May 13, 2024 (filed with the SEC on Schedule 14A as Definitive Additional Materials on May 13, 2024 and incorporated herein by reference) (nothing contained in this Proxy Supplement shall be deemed an admission of the legal necessity, materiality or usefulness of any of the disclosures set forth therein).

(a)(10)	Press Release, dated May 14, 2024 (filed with the SEC on Schedule 14A as Definitive Additional Materials on May 14, 2024 and incorporated herein by reference).
(a)(11)
Press Release, dated May 23, 2024, announcing the adjournment of the Special Meeting (filed with the SEC on Schedule 14A as Definitive Additional Materials on May 23, 2024 and incorporated herein by reference).

(a)(12)	Press Release dated June 7, 2024 (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on June 10, 2024).
(a)(13)	Press Release dated June 13, 2024 (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on June 13, 2024).
(b)(1)*
Credit Agreement and Guaranty dated as of August 15, 2023 by and among Retailco, LLC, TxEx Energy Investments, LLC, NuDevco Retail, LLC, as Borrowers, and William Keith Maxwell, III, Electric Holdco, LLC, NuDevco Retail Holdings, LLC, as Guarantors; Woodforest National Bank, a national banking association, as administrative agent, lead arranger and sole bookrunner; and Origin Bank, as syndication agent.

(c)(1)	Opinion of B. Riley Securities, Inc. (incorporated herein by reference to Appendix C of the Definitive Proxy Statement).
(c)(2)*	Preliminary Presentation, dated December 7, 2023 of B. Riley Securities, Inc. to the Special Committee.
(c)(3)*	Presentation, dated December 29, 2023 of B. Riley Securities, Inc. to the Special Committee.
(c)(4)**#	Presentation, dated January 10, 2024 of B. Riley Securities, Inc. to the Special Committee.
(c)(5)**#	Presentation, dated January 18, 2024 of B. Riley Securities, Inc. to the Special Committee.
(c)(6)**#	Presentation, dated January 26, 2024 of B. Riley Securities, Inc. to the Special Committee.
(d)(1)	Agreement and Plan of Merger, dated December 29, 2023, among Retailco, LLC, NuRetailco LLC and Via Renewables, Inc. (incorporated herein by reference to Appendix A of the Definitive Proxy Statement).
(d)(2)
Support Agreement, dated as of December 29, 2023, by and between Retailco, LLC, TxEx Energy Investments, LLC, a Texas limited liability company, Electric HoldCo, LLC, a Texas limited liability company, NuDevco Retail Holdings, LLC, a Texas limited liability company, NuDevco Retail, LLC, a Texas limited liability company, and W. Keith Maxwell, III (incorporated herein by reference to Appendix B of the Definitive Proxy Statement).

(f)(1)	Section 262 of the General Corporation Law of the State of Delaware (incorporated herein by reference to Appendix D of the Definitive Proxy Statement).
(g)	None.
(h)	None.
107*	Filing Fee Table.

*	Previously filed with the Schedule 13E-3 filed with the SEC on February 12, 2024.
**	Previously filed with the Schedule 13E-3/A filed with the SEC on March 12, 2024.
#	Confidential information has been redacted from this exhibit and filed separately with the SEC. Confidential treatment has been requested with respect to this redacted information.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 13, 2024	VIA RENEWABLES, INC.

	By:	/s/ Mike Barajas
	Name:	Mike Barajas
	Title:	Chief Financial Officer

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 13, 2024	RETAILCO, LLC

	By:	/s/ W. Keith Maxwell, III
	Name:	W. Keith Maxwell, III
	Title:	Chief Executive Officer

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 13, 2024	W. KEITH MAXWELL, III

/s/ W. Keith Maxwell, III

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 13, 2024	TXEX ENERGY INVESTMENTS, LLC

	By:	/s/ W. Keith Maxwell, III
	Name:	W. Keith Maxwell, III
	Title:	Chief Executive Officer

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 13, 2024	ELECTRIC HOLDCO, LLC

	By:	/s/ W. Keith Maxwell, III
	Name:	W. Keith Maxwell, III
	Title:	Chief Executive Officer

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 13, 2024	NUDEVCO RETAIL HOLDINGS, LLC

	By:	/s/ W. Keith Maxwell, III
	Name:	W. Keith Maxwell, III
	Title:	Chief Executive Officer

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 13, 2024	NUDEVCO RETAIL, LLC

	By:	/s/ W. Keith Maxwell, III
	Name:	W. Keith Maxwell, III
	Title:	Chief Executive Officer